03011408

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH, D.C. 181

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SEC FILE NUMBER
8- 48355

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 AND ENDING 12/31/2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Corporate Investments Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1131 West Argyle Street
(No. and Street)

Chicago	Illinois	60640
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Lam	(773) 878-3282
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ANDY LAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Corporate Investments Group, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Andy Lam
Signature

President
Title

Feb 28 2003
Date

Notary Public

"OFFICIAL SEAL"
Kelly Cheng
Notary Public, State of Illinois
My Commission Exp. 10/03/2005

CORPORATE INVESTMENTS GROUP, INC.
FORM X—17a—5 PART 11A
OF THE
SECURITIES AND EXCHANGE COMMISSION
FOCUS REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2002

TABLE OF CONTENTS

DIMAGGIO, VERAJA & COMPANY, LLC

Certified Public Accountants & Business Consultants

567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Corporate Investments Group, Inc.
1131 West Argyle Street
Chicago, Illinois 60640

We have audited the accompanying statement of financial condition of Corporate Investments Group, Inc. (an Illinois corporation) as of December 31, 2002 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Corporate Investments Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 18 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dimaggio, Veraja & Company, LLC

Glendale Heights, Illinois
February 21, 2003

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

CORPORATE INVESTMENTS GROUP, INC. [13]

SEC FILE NO 8-48355 [14]

FIRM ID NO 38690 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1131 WEST ARGYLE STREET [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) 1/1/2002 [24]

AND ENDING (MM/DD/YY) 12/31/2002 [25]

CHICAGO [21] IL [22] 60640 [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDY LAM [30]

(Area Code)---Telephone No. 773-878-3282 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32]

OFFICIAL USE [33]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [X] 42

The accompanying notes are an integral

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CORPORATE INVESTMENTS GROUP, INC. [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY): 12/31/2002 [99]
SEC FILE NO. 8-48355 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 157,945	200			$ 157,945	750
2. Receivables from brokers or dealers:						
A. Clearance account	20,400	295				
B. Other	75,010	300	$ 0	550	95,410	810
3. Receivables from non-customers	0	355	9,928	600	9,928	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	0	424				
E. Spot commodities	0	430			0	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 0 [130]						
B. At estimated fair value	0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $ 0 [150]						
B. Other securities $ 0 [160]						
7. Secured demand notes:	0	470	0	640	0	890
market value of collateral:						
A. Exempted securities $ 0 [170]						
B. Other securities $ 0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $ 0 [190]						
B. Owned, at cost	**		0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated parterships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	0	490	26,287	680	26,287	920
11. Other assets	0	535	35,772	735	35,772	930
12. TOTAL ASSETS	$ 253,355	540	$ 71,987	740	$ 325,342	940

The accompanying notes are an integral

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CORPORATE INVESTMENTS GROUP, INC. **as of:** December 31, 2002

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearence account	0	1114	0	1315	0	1560
B. Other	0	1115	0	1305	0	1540
15. Payable to non customers:	0	1155	0	1355	0	1610
16. Securities sold not yet purchased at market value			0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	26,099	1205	0	1385	26,099	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings			0	1400	0	1710
1. from outsiders $ 0 [970]						
2. Includes equity subordination(15c3-1 (d)) of $ 0 [980]						
B. Securities borrowings, at market value from outsiders $ 0 [990]			0	1410	0	1720
C. *Pursuant to secured demand note* collateral agreements			0	1420	0	1730
1. from outsiders $ 0 [1000]						
2. Includes equity subordination(15c3-1 (d)) of $ 0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	26,099	1230	0	1450	26,099	1760

Ownership Equity

	A.I.		Total	
21. Sole proprietorship			0	1770
22. Partnership (limited partners)	0	1020	0	1780
23. Corporation:				
A. Preferred stock			0	1791
B. Common stock			1	1792
C. Additional paid-in capital			21,491	1793
D. Retained earnings			277,751	1794
E. Total			299,243	1795
F. Less capital stock in treasury			0	1796

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total	
24. TOTAL OWNERSHIP EQUITY			299,243	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			325,342	1810

The accompanying notes are an integral

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER:	
CORPORATE INVESTMENTS GROUP, INC.	For the period from 01/01/2002 [3932] to 12 /31/2002 [3933]
	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE					
1. Commissions					
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$	371,193	3935
b. Commissions on listed option transactions				0	3938
c. All other securities commissions				0	3939
d. Total securities commissions				371,193	3940
2. Gains or losses on firm securities trading accounts					
a. From market making in options on a national securities exchange				0	3945
b. From all other trading				32,604	3949
c. Total gain (loss)				32,604	3950
3. Gains or losses on firm securities investment accounts				0	3952
4. Profit or (loss) from underwriting and selling groups				0	3955
5. Revenue from sale of investment company shares				2,745	3970
6. Commodities revenue				0	3990
7. Fees for account supervision, investment advisory and administrative services				0	3975
8. Other revenue				7,317	3995
9. Total revenue			$	413,859	4030
EXPENSES					
10. Salaries and other employment costs for general partners, and voting stockholder officers			$	109,594	4120
11. Other employee compensation and benefits				45,640	4115
12. Commissions paid to other broker-dealers				115,637	4140
13. Interest expense				0	4075
a. Includes interest on accounts subject to subordination agreements		0	4070		
14. Regulatory fees and expenses				11,537	4195
15. Other expenses				210,898	4100
16. Total expenses			$	493,306	4200
NET INCOME					
17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$	(79,447)	4210
18. Provision for Federal income taxes (for parent only)				0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				0	4222
a. After Federal income taxes of	$	0	4238		
20. Extraordinary gains (losses)				0	4224
a. After Federal income taxes of		0	4239		
21. Cumulative effect of changes in accounting principles				0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$	(79,447)	4230
MONTHLY INCOME					
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$	0	4211

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: CORPORATE INVESTMENTS GROUP, INC.

For the period from 1/ 1/2002 to 12/31/2002

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 378,690	4240
A. Net income (loss)			(79,447)	4250
B. Additions (Includes non-conforming capital of	$ 0	4262	0	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272	0	4270
2. Balance, end of period (From item 1800)			$ 299,243	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

The accompanying notes are an integral
part of these financial statements

CORPORATE INVESTMENT GROUP, INC.
(an Illinois corporation)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(79,447)
Adjustments to reconcile net income to net cash provided by operating activities		-
Depreciation and amortization		11,085
(Increase)/decrease in assets		
Receivable from clearance account		(20,400)
Receivable from other broker/dealers		77,899
Receivable from noncustomers		3,422
Other assets		(35,772)
Increase/(decrease) in liabilities		
Accounts payable and accrued expenses		(21,184)
Cash provided by operating activities		(64,397)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Fixed Assets		(1,146)
Cash used by financing activities		(1,146)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(65,543)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		223,488
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	157,945

The accompanying notes are an integral part of these financial statements

CORPORATE INVESTMENTS GROUP, INC.
(an Illinois corporation)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Corporate Investments Group, Inc. (the Corporation) was incorporated on January 1, 1995 in the state of Illinois. The Corporation is a non-carrying, introducing broker for RPR Correspondent Services. As such, it introduces new customer accounts but does not carry them on its books. Its purpose and business is to charge a commission for the purchase and sale of securities for the customers it introduces.

The Corporation is a member of the National Association of Securities Dealers

Basis of Accounting

The Corporation's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles.

Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed under an accelerated method, which conforms to U.S. generally accepted accounting principles. The useful lives of property and equipment for purposes of computing depreciation are as follows:

Machinery and equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	40 years

Depreciation and amortization expense of property and equipment charged to operations was $11,254 for the year ended December 31, 2002.

The cost and accumulated depreciation/amortization of major classes of assets for 2002 is as follows:

Asset Class	Cost	Accumulated Depreciation/Amortization
Equipment	$45,310	$39,905
Furniture and fixtures	7,005	5,608
Leasehold improvements	14,200	1.331
Vehicles	12,404	5,788
TOTAL	$78,919	$52,632

Advertising

The Corporation expenses advertising costs as incurred.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Corporation maintains its cash in bank deposits, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Company (FDIC) secures these bank accounts up to $100,000. At December 31, 2002, this excess was $63,686. Management does not believe it is at any significant risk in regards to cash.

Revenue Recognition

The Corporation's primary source of revenue is for commissions earned on securities purchased and sold. Revenue is recognized in the period in which the transactions occur.

Bad Debt Expense

No valuation allowance for receivables has been established, as management believes all receivables are fully collectible.

NOTE 2 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

As an introducing broker, the Corporation holds no customer segregated cash or securities balances. Securities transactions are processed by clearing brokers on a fully disclosed basis. In conjunction with this arrangement, the Corporation may be contingently liable for unsecured debit balances in the customer accounts introduced by the Corporation. These customer activities may expose the Corporation to off balance sheet risk in the event the customer is unable to fulfill its contracted obligations.

The Corporation's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Corporation has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer, and/or other counter party with which it conducts business.

NOTE 3 – INCOME TAXES

The Corporation has elected to be taxed under the provisions of Subchapter S of the Internal Revenue code of 1986; therefore, the income or loss of the Corporation flows directly to the stockholders and any income tax consequences are reportable in the income tax returns of the stockholders. Income of the Corporation is subject to a replacement tax by the state of Illinois at the rate of one and one half percent (1-1/2%).

NOTE 4 – CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2002, were as follows: Common stock, no par value; 100,000 shares authorized, 14,700 shares issued and outstanding.

NOTE 5 – NET CAPITAL REQUIREMENTS

At December 31, 2001, the Corporation's net capital as computed pursuant to the rules of the National Securities Dealers Association was $227,256, which was $127,256 more than the minimum net capital requirement of $100,000.

NOTE 6 – RECEIVABLE FROM SHAREHOLDER

Other assets consist of a receivable from the shareholders in the amount of $35,772, for funds recently extended on their behalf. This loan is non-interest bearing and the intent is to settle the receivable within the current period.

NOTE 7 – OPERATING LEASES

The Corporation leases one of its locations under an operating lease, which has not yet been renewed and is currently on a month-to-month basis. The Corporation also leases office equipment under an operating lease. Future minimum payments are as follows:

Year	Amount
2003	$2,098
2004	2,098
2005	350

NOTE 8 – RECEIVABLES FROM NONCUSTOMERS

Receivables from noncustomers include a note receivable from a former employee. The balance of this note at December 31, 2002 was $8,386. This note bears interest at a rate of 5% annually. The current portion of this note to be repaid during 2003 is $5,131. The long-term portion to be repaid in the following years is $3,255.

NOTE 9 – PAYABLE TO SHAREHOLDER

Accounts payable and other accrued liabilities include a payable to the minority shareholder in the amount of $2,627.45.

NOTE 10 – RECEIVABLES FROM BROKERS OR DEALERS

Receivables from brokers or dealers consist of $20,400 for commissions earned, and $75,010 for deposits held.

NOTE 11 – LITIGATION

During 2002, The Corporation settled two suits brought before the NASD for arbitration by agreeing to pay a sum total in the amount of $15,000 and $40,000, respectively in accordance with the terms of the settlement agreement. At December 31, 2002, a balance due of $5,000 remained payable. This was paid on February 15, 2003, resolving the matter.

NOTE 12 – CONTINGENCIES

The Corporation has been named as the defendant in various legal actions, arising in the normal course of the brokerage business. These actions have been submitted for NASD arbitration, and management, after consultation with counsel, intends to vigorously defend their position. At this time, no judgment can be formed as to the likelihood of any outcome, and as such, no contingent liabilities that may result have been made in the financial statements. However, Management is of the opinion that any losses, which would result, would not be material to the financial statements.

NOTE 13 – OTHER EXPENSES

Other Expenses consist of the following

Advertising and promotion	$ 7,097
Arbitration expense	55,000
Communications and data processing	32,733
Legal and professional fees	28,906
Occupancy	40,675
Other	29,348
Taxes and penalties	3,955
Transportation	7,534
Travel and entertainment	5,650
Total	$ 210,898

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: CORPORATE INVESTMENTS GROUP, INC. **as of:** December 31, 2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 299,243	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			299,243	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 299,243	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 71,987	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(71,987)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			$ 227,256	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	0	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	0	3740
10. Net Capital			$ 227,256	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CORPORATE INVESTMENTS GROUP, INC. **as of:** December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,741	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	127,256	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	224,647	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	26,099	3790
17. Add:						
A. Drafts for immediate credit	$	0	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	0	3810			
C. Other unrecorded amounts (List)	$	0	3820			
				$	0	3830
19. *Total aggregate indebtedness*				$	26,099	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	11.00	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)				%	.00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	0	3880
24. Net capital requirement (greater of line 22 or 23)	$	0	3760
25. Excess net capital (line 10 less line 24)	$	0	3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$	0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CORPORATE INVESTMENTS GROUP, INC. **as of:** December 31, 2002

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 capital category as per Rule 15c3-1	0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained	0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm PENSON FINANCIAL SERVICES [4335]	0	4570
D. (k) (3) - Exempted by order of the Commission	0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
0	4600		4601	Out	4602	0	4603		4604	No	4605
						$ 0	4699*				

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1 (c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1 (c) (2) (iv) Liabilities

DIMAGGIO, VERAJA & COMPANY, LLC

Certified Public Accountants & Business Consultants

SUBURBAN OFFICE: 567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Corporate Investments Group, Inc.
1131 West Argyle Street
Chicago, Illinois 60640

In planning and performing our audit of the financial statements of Corporate Investment Group, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Corporation in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements or prompt payment for securities under section 8 of regulation T of the Board of Governors of the federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility for are safeguarded against loss from unauthorized use or disposition and that transaction$ are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Corporate Investment Group, Inc.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Damaggio, Vergaja + Company LLC

Glendale Heights, Illinois

February 21, 2003

CORPORATE INVESTMENTS GROUP, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS
FOCUS REPORT PART IIA
FOR THE YEAR ENDED DECEMBER 31, 2002

Net capital per unaudited financial statements		$ 246,028
1 Cash-unaudited financials	157769	
Cash-audited financials	-157945	
	-176	176
(immaterial cash difference discovered during audit)		
2 Liabilities-unaudited financials	7148	
Liabilities-audited financials	-26099	
	-18951	-18951
(accrual of additional liabilities at year end)		
Miscellaneous difference		3
Net capital per audited financial statements		$ 227,256